UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

November 11, 2013

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Exact name of registrant as specified in its charter)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 684-9648
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐             Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

                                            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
November 11, 2013	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

99.1	News Release dated November 11, 2013

99.2	Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements for the period ended September 30, 2013.

99.3	Certification of the Chief Financial Officer pursuant to Form 52-109F2

99.4	Certification of the Chief Executive Officer pursuant to Form 52-109F2

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